UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

May 22, 2008

via U.S. mail and facsimile

Douglas G. Manner
Chief Executive Officer
Westside Energy Corporation
3131 Turtle Creek Blvd., Suite 1300
Dallas, TX 75219

Re: Westside Energy Corporation
Preliminary Proxy Statement
Filed May 21, 2008
File No. 1-32533

Dear Mr. Manner:

We have completed our review of your proxy statement and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Towner
J. Gallagher
R. Winfrey
L. Nicholson

via facsimile

Guy Young, Esq.
(713) 236-5699